UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934
FOR THE MONTH OF OCTOBER 2009
METHANEX CORPORATION
(Registrant’s name)
SUITE 1800, 200 BURRARD STREET, VANCOUVER, BC V6C 3M1 CANADA
(Address of principal executive offices)
Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F ☐     Form 40-F ☑
Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes ☐     No ☑
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82                    .

NEWS RELEASE	Methanex Corporation 1800 — 200 Burrard St. Vancouver, BC Canada V6C 3M1 Investor Relations: (604) 661-2600 http://www.methanex.com
For immediate release
METHANEX REPORTS THIRD QUARTER RESULTS — METHANOL DEMAND CONTINUES TO IMPROVE
October 27, 2009
For the third quarter of 2009, Methanex reported Adjusted EBITDA1 of $31.0 million and a net loss of $0.8 million ($0.01 per share on a diluted basis). This compares with Adjusted EBITDA of $24.8 million and a net loss of $5.7 million ($0.06 per share on a diluted basis) for the second quarter of 2009.
Bruce Aitken, President and CEO of Methanex commented, “It is pleasing to see the beginning of recovery in our numbers for the quarter. Sales volumes are up 13% from Q2 2009 and realized methanol prices rose about 16%. These results translated into improved EBITDA, cash generation and earnings. However, the quarter was negatively impacted by a number of mostly one-off costs such as stock-based compensation and unplanned outages at our plants in Chile and Trinidad.”
Mr. Aitken added, “During the third quarter, methanol demand increased in all regions globally and industry supply was impacted by many planned and unplanned outages. These factors have led to a recent strong recovery in methanol prices which provides upward momentum to our earnings in the fourth quarter. And with increases in production expected from our Chile operations and our new project in Egypt over the next year, there is significantly more upside potential to our earnings.”
Mr. Aitken concluded, “With US$197 million of cash on hand at the end of the quarter, a strong balance sheet, no near term refinancing requirements, and an undrawn credit facility, we are well positioned to continue to invest to grow the Company.”
A conference call is scheduled for October 28, 2009 at 11:00 am ET (8:00 am PT) to review these third quarter results. To access the call, dial the Conferencing operator ten minutes prior to the start of the call at (416) 340-8018, or toll free at (866) 223-7781. A playback version of the conference call will be available for fourteen days at (416) 695-5800, or toll free at (800) 408-3053. The security passcode for the playback version is 6704266. There will be a simultaneous audio-only webcast of the conference call, which can be accessed from our website at www.methanex.com. In addition, an audio recording of the conference call can be downloaded from our website for three weeks after the call.
Methanex is a Vancouver-based, publicly traded company and is the world’s largest supplier of methanol to major international markets. Methanex shares are listed for trading on the Toronto Stock Exchange in Canada under the trading symbol “MX”, on the NASDAQ Global Market in the United States under the trading symbol “MEOH”, and on the foreign securities market of the Santiago Stock Exchange in Chile under the trading symbol “Methanex”. Methanex can be visited online at www.methanex.com.
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FORWARD-LOOKING INFORMATION WARNING
This Third Quarter 2009 press release contains forward-looking statements with respect to us and the chemical industry. Refer to Forward-Looking Information Warning in the attached Third Quarter 2009 Management’s Discussion and Analysis for more information.

[1]
Adjusted EBITDA is a non-GAAP measure that does not have any standardized meaning prescribed by Canadian generally accepted accounting principles (GAAP) and therefore is unlikely to be comparable to similar measures presented by other companies. Refer to Additional Information — Supplemental Non-GAAP Measures in the attached Third Quarter 2009 Management’s Discussion and Analysis for a description of each supplemental non-GAAP measure and a reconciliation to the most comparable GAAP measure.

-end-
For further information, contact:
Jason Chesko
Director, Investor Relations
Tel: 604.661.2600

3
Interim Report
For the
Three Months Ended
September 30, 2009

At October 27, 2009 the Company had 92,108,242 common shares issued and outstanding and stock options exercisable for 2,680,636 additional common shares.
Share Information

Methanex Corporation’s common shares are listed for trading on the Toronto Stock Exchange under the symbol MX, on the Nasdaq Global Market under the symbol MEOH and on the foreign securities market of the Santiago Stock Exchange in Chile under the trading symbol Methanex.

Transfer Agents & Registrars

CIBC Mellon Trust Company
320 Bay Street
Toronto, Ontario, Canada M5H 4A6
Toll free in North America:
1-800-387-0825	Investor Information

All financial reports, news releases and corporate information can be accessed on our website at www.methanex.com.

Contact Information

Methanex Investor Relations
1800 — 200 Burrard Street
Vancouver, BC Canada V6C 3M1

E-mail: invest@methanex.com
Methanex Toll-Free:
1-800-661-8851
THIRD QUARTER MANAGEMENT’S DISCUSSION AND ANALYSIS
Except where otherwise noted, all currency amounts are stated in United States dollars.
This Third Quarter 2009 Management’s Discussion and Analysis dated October 27, 2009 should be read in conjunction with the 2008 Annual Consolidated Financial Statements and the Management’s Discussion and Analysis included in the Methanex 2008 Annual Report. The Methanex 2008 Annual Report and additional information relating to Methanex is available on SEDAR at www.sedar.com and on EDGAR at www.sec.gov.

	Three Months Ended			Nine Months Ended
	Sep 30	Jun 30	Sep 30	Sep 30	Sep 30
($ millions, except where noted)	2009	2009	2008	2009	2008
Sales volumes (thousands of tonnes)
Produced methanol	943	941	946	2,884	2,534
Purchased methanol	480	329	429	1,079	1,639
Commission sales [1]	194	161	172	486	483

Total sales volumes	1,617	1,431	1,547	4,449	4,656
Methanex average non-discounted posted price ($ per tonne) [2]	251	211	499	227	564
Average realized price ($ per tonne) [3]	222	192	413	205	455
Adjusted EBITDA [4]	31.0	24.8	139.5	68.9	343.7
Cash flows from operating activities	1.4	14.0	127.6	83.3	269.5
Cash flows from operating activities before changes in non-cash working capital [4]	36.3	17.7	103.5	58.8	271.4
Operating income (loss) [4]	3.1	(4.0)	108.3	(16.7)	263.0
Net income (loss)	(0.8)	(5.7)	70.0	(25.0)	172.7
Basic net income (loss) per common share	(0.01)	(0.06)	0.75	(0.27)	1.81
Diluted net income (loss) per common share	(0.01)	(0.06)	0.74	(0.27)	1.81
Common share information (millions of shares):
Weighted average number of common shares	92.1	92.0	93.9	92.0	95.2
Diluted weighted average number of common shares	92.1	92.0	94.3	92.0	95.7
Number of common shares outstanding, end of period	92.1	92.0	93.4	92.1	93.4

[1]	Commission sales represent volumes marketed on a commission basis. Commission income is included in revenue when earned.

[2]
Methanex average non-discounted posted price represents the average of our non-discounted posted prices in North America, Europe and Asia Pacific weighted by sales volume. Current and historical pricing information is available at www.methanex.com.

[3]	Average realized price is calculated as revenue, net of commissions earned, divided by the total sales volumes of produced and purchased methanol.

[4]
These items are non-GAAP measures that do not have any standardized meaning prescribed by Canadian generally accepted accounting principles (GAAP) and therefore are unlikely to be comparable to similar measures presented by other companies. Refer to Additional Information — Supplemental Non-GAAP Measures for a description of each non-GAAP measure and a reconciliation to the most comparable GAAP measure.

METHANEX CORPORATION 2009 THIRD QUARTER REPORT MANAGEMENT’S DISCUSSION AND ANALYSIS	PAGE 1

PRODUCTION SUMMARY

	Q3 2009		Q2 2009	Q3 2008	YTD Q3 2009	YTD Q3 2008
(thousands of tonnes)	Capacity[1]	Production	Production	Production	Production	Production
Chile I, II, III and IV	960	197	252	246	677	816
Titan	213	188	165	200	576	646
Atlas (63.1% interest)	268	257	275	284	736	865
New Zealand [2]	350	202	203	126	599	370

	1,791	844	895	856	2,588	2,697

[1]
The production capacities for our Trinidad plants are stated at original nameplate capacity. These facilities are able to operate above original nameplate capacity as a result of efficiencies gained through improvements and experience at these plants. The production capacity for our facilities in Chile and New Zealand may be higher than original nameplate capacity as, over time, these figures have been adjusted to reflect ongoing operating efficiencies at these facilities.

[2]
In October 2008, we restarted one of our two idled 900,000 tonne per year facilities at our Motunui site in New Zealand and we idled our 530,000 tonne per year Waitara Valley facility. We have the flexibility to operate the Motunui plant or the Waitara Valley plant or both depending on methanol supply and demand dynamics and the availability of natural gas on commercially acceptable terms and accordingly, we have included both of these facilities in the production capacity for New Zealand. We have excluded the second Motunui facility from production capacity in New Zealand as we currently do not intend to restart this facility.

Chile
Our methanol facilities in Chile produced 197,000 tonnes during the third quarter of 2009 compared with 252,000 tonnes during the second quarter of 2009. Production from our Chile facilities for the third quarter of 2009 was lower compared with the second quarter of 2009 primarily due to plant mechanical issues that led to unplanned outages in the third quarter of 2009 which resulted in lost production of approximately 65,000 tonnes.
We are currently operating our methanol facilities in Chile at approximately 25 to 30% of capacity primarily due to curtailments of our natural gas supply from Argentina — refer to the Management’s Discussion and Analysis included in our 2008 Annual Report for more information.
Our goal is ultimately to return to operating all four of our plants in Chile with natural gas from suppliers in Chile. We are pursuing investment opportunities with the state-owned energy company Empresa Nacional del Petroleo (ENAP), GeoPark Chile Limited (GeoPark) and others to help accelerate natural gas exploration and development in southern Chile. During 2007, we signed an agreement with GeoPark under which we provided $40 million in financing to support and accelerate GeoPark’s natural gas exploration and development activities in the Fell block in southern Chile and we have recently signed an agreement to provide a further $18 million in financing to support GeoPark’s natural gas exploration and development activities in southern Chile. GeoPark has agreed to supply us with all natural gas sourced from the Fell block under a ten-year exclusive supply arrangement. In May 2008, we signed an agreement with ENAP to accelerate natural gas exploration and development in the Dorado Riquelme exploration block in southern Chile and to supply natural gas to our production facilities in Chile. Final government approvals were received in the third quarter of 2009. Under the arrangement, we fund a 50% participation in the block and as at September 30, 2009, we had contributed approximately $60 million. For the third quarter of 2009 approximately 50% of total production at our Chilean facilities was produced with natural gas supplied from the Fell and Dorado Riquelme blocks. We expect natural gas supply from these blocks to further increase during 2009 and we expect that we will be able to startup a second plant at our Chile site later in 2009. We believe the increased natural gas supply and the startup of a second plant will result in more than 20% higher production from our Chile site over the next year.
There continues to be other investment activities supporting the acceleration of natural gas exploration and development in areas of southern Chile. In late 2007, the government of Chile completed an international bidding round to assign oil and natural gas exploration areas that lie close to our production facilities and announced the participation of five international oil and gas companies. Under the terms of the agreements from the bidding round there are minimum investment commitments. Planning and exploration activities have commenced. In July 2008, we announced that under the international bidding round, the Otway exploration block in southern Chile was awarded to a consortium that includes Wintershall, GeoPark, and Methanex. Wintershall and GeoPark each own a 42% interest in the consortium and we own a 16% interest. Exploration work is expected to commence during the fourth quarter of 2009. The minimum exploration investment committed in the Otway block by the consortium for the first phase is $11 million over the next three years.

METHANEX CORPORATION 2009 THIRD QUARTER REPORT MANAGEMENT’S DISCUSSION AND ANALYSIS	PAGE 2

We cannot provide assurance that ENAP, GeoPark or others will be successful in the exploration and development of natural gas or that we will obtain any additional natural gas from suppliers in Chile on commercially acceptable terms.
Trinidad
Our Atlas and Titan methanol facilities in Trinidad represent over 2.0 million tonnes of competitive cost annual capacity. Our methanol facilities in Trinidad produced a total of 445,000 tonnes during the third quarter of 2009 compared with 440,000 tonnes during the second quarter of 2009. We completed planned turnaround activities for the Titan facility in June and early July 2009 and we also had an unplanned outage at our Atlas facility during the third quarter of 2009.
New Zealand
Our New Zealand facilities produced 202,000 tonnes during the third quarter of 2009 compared with 203,000 tonnes during second quarter of 2009.
In October 2008, we restarted one of our two idled 900,000 tonne per year facilities at our Motunui site in New Zealand and we idled our smaller scale 530,000 tonne Waitara Valley facility. We have the flexibility to operate the Motunui plant or the Waitara Valley plant or both depending on methanol supply and demand dynamics and the availability of natural gas on commercially acceptable terms.
EARNINGS ANALYSIS
Our operations consist of a single operating segment — the production and sale of methanol. In addition to the methanol that we produce at our facilities, we also purchase and re-sell methanol produced by others and we sell methanol on a commission basis. We analyze the results of all methanol sales together. The key drivers of changes in our Adjusted EBITDA for methanol sales are average realized price, sales volume and cash costs.
For a further discussion of the definitions and calculations used in our Adjusted EBITDA analysis, refer to How We Analyze Our Business.
For the third quarter of 2009, we recorded Adjusted EBITDA of $31.0 million and a net loss of $0.8 million ($0.01 per share on a diluted basis). This compares with Adjusted EBITDA of $24.8 million and a net loss of $5.7 million ($0.06 per share on a diluted basis) for the second quarter of 2009 and Adjusted EBITDA of $139.5 million and net income of $70.0 million ($0.74 per share on a diluted basis) for the third quarter of 2008.
For the nine months ended September 30, 2009, we recorded Adjusted EBITDA of $68.9 million and a net loss of $25.0 million ($0.27 per share on a diluted basis). This compares with Adjusted EBITDA of $343.7 million and net income of $172.7 million ($1.81 per share on a diluted basis) during the same period in 2008.

METHANEX CORPORATION 2009 THIRD QUARTER REPORT MANAGEMENT’S DISCUSSION AND ANALYSIS	PAGE 3

Adjusted EBITDA
The increase (decrease) in Adjusted EBITDA resulted from changes in the following:

	Q3 2009	Q3 2009	YTD Q3 2009
	compared with	compared with	compared with
($ millions)	Q2 2009	Q3 2008	YTD Q3 2008
Average realized price	$42	$(272)	$(993)
Sales volumes	7	6	(21)
Total cash costs	(43)	157	739

	$6	$(109)	$(275)

Average realized price

	Three Months Ended			Nine Months Ended
	Sep 30	Jun 30	Sep 30	Sep 30	Sep 30
($ per tonne, except where noted)	2009	2009	2008	2009	2008
Methanex average non-discounted posted price [1]	251	211	499	227	564
Methanex average realized price	222	192	413	205	455
Average discount	12%	9%	17%	10%	19%

[1]
Methanex average non-discounted posted price represents the average of our non-discounted posted prices in North America, Europe and Asia Pacific weighted by sales volume. Current and historical pricing information is available at www.methanex.com.

The global economic slowdown in the latter part of 2008 led to a sudden and significant reduction in global methanol demand and an increase in global inventories. This resulted in a decrease in contract methanol pricing during the fourth quarter of 2008 and into 2009. During 2009, global methanol demand has improved and as a result of this improvement in demand and some planned and unplanned plant outages across the industry, methanol prices have increased recently – refer to Supply/Demand Fundamentals section below for more information. Our average non-discounted posted price for the third quarter of 2009 was $251 per tonne compared with $211 per tonne for the second quarter of 2009 and $499 per tonne for the third quarter of 2008. Our average realized price for the third quarter of 2009 was $222 per tonne compared with $192 per tonne for the second quarter of 2009 and $413 per tonne for the third quarter of 2008. The changes in our average realized price for the third quarter of 2009 increased Adjusted EBITDA by $42 million compared with the second quarter of 2009 and decreased Adjusted EBITDA by $272 million compared with third quarter of 2008. Our average realized price for the nine months ended September 30, 2009 was $205 per tonne compared with $455 per tonne for the same period in 2008 and this decreased our Adjusted EBITDA by $993 million.
For the third quarter of 2009 our average realized price was approximately 12% lower than our average non-discounted posted price. This compares with approximately 9% lower for the second quarter of 2009 and 17% lower for the third quarter of 2008. We have entered into long-term contracts for a portion of our production volume with certain global customers where prices are either fixed or linked to our costs plus a margin and accordingly, we expect the discount from our average non-discounted posted prices to widen during periods of higher methanol pricing.
Sales volumes
Total methanol sales volumes excluding commission sales volumes for the third quarter of 2009 were higher than the second quarter of 2009 and the third quarter of 2008 by 153,000 tonnes and 48,000 tonnes, respectively. This resulted in higher Adjusted EBITDA of $7 million and $6 million, respectively. Total methanol sales volumes excluding commission sales volumes for the nine months ended September 30, 2009 were lower compared with the same period in 2008 by 209,000 tonnes and this resulted in lower Adjusted EBITDA of $21 million.

METHANEX CORPORATION 2009 THIRD QUARTER REPORT MANAGEMENT’S DISCUSSION AND ANALYSIS	PAGE 4

Total cash costs
The primary driver of changes in our total cash costs are changes in the cost of methanol we produce at our facilities and changes in the cost of methanol we purchase from others. Our production facilities are underpinned by natural gas purchase agreements with pricing terms that include base and variable price components. The variable component is adjusted in relation to changes in methanol prices above pre-determined prices at the time of production. We supplement our production with methanol produced by others through methanol offtake contracts and on the spot market to meet customer needs and support our marketing efforts within the major global markets. We have adopted the first-in, first-out method of accounting for inventories and it generally takes between 30 and 60 days to sell the methanol we produce or purchase. Accordingly, the changes in Adjusted EBITDA as a result of changes in natural gas costs and purchased methanol costs will depend on changes in methanol pricing and the timing of inventory flows.
Total cash costs for the third quarter of 2009 were higher compared with the second quarter of 2009 by $43 million. Natural gas costs on sales of produced methanol were higher during the third quarter of 2009 compared with the second quarter of 2009 by $9 million primarily as a result of the impact of higher methanol pricing. Purchased methanol costs were higher as a result of the impact of higher methanol pricing during the third quarter of 2009 compared with the second quarter of 2009 and this resulted in higher cash costs by $18 million. Purchased methanol represented a higher proportion of our overall sales volumes during the third quarter of 2009 compared with second quarter of 2009 and this resulted in higher cash costs by $6 million. Selling, general and administrative expenses were also higher for the third quarter of 2009 compared with the second quarter of 2009 by $3 million primarily due to higher stock-based compensation expense as a result of the impact of changes in our share price. During the third quarter of 2009, we had unplanned outages at our Chile and Trinidad facilities and this resulted in higher unabsorbed fixed costs for the third quarter of 2009 compared with the second quarter of 2009 by $3 million. Ocean freight costs were higher during the third quarter of 2009 compared with the second quarter of 2009 by $4 million primarily as a result of lower backhaul margins and higher fuel costs.
Total cash costs for the third quarter of 2009 and nine months ended September 30, 2009 were lower than comparable periods in 2008 by $157 million and $739 million, respectively. Natural gas costs on sales of produced methanol and other costs were lower during the third quarter of 2009 and nine months ended September 30, 2009 than comparable periods in 2008 by $65 million and $218 million, respectively, primarily as a result of the impact of lower methanol pricing. Purchased methanol costs were lower as a result of the impact of lower methanol pricing for the third quarter of 2009 and nine months ended September 30, 2009 compared with the same periods in 2008 and this resulted in lower cash costs by $99 million and $366 million, respectively. Purchased methanol represented a lower proportion of our overall sales volumes for the nine months ended September 30, 2009 compared with the same period in 2008 and this resulted in lower cash costs by approximately $146 million. Stock-based compensation costs were higher for the third quarter of 2009 and nine months ended September 30, 2009 compared with the same periods in 2008 by $11 million and $4 million, respectively, primarily as a result of a significant recovery of stock-based compensation expense during the third quarter of 2008 as a result a decrease in our share price in that period. Other selling, general and administrative costs were lower for the third quarter of 2009 and nine months ended September 30, 2009 compared with the same periods in 2008 by $4 million and $13 million, respectively primarily as a result of cost reduction initiatives during 2009.
Depreciation and Amortization
Depreciation and amortization was $28 million for the third quarter of 2009 compared with $29 million for the second quarter of 2009 and $31 million for the third quarter of 2008.
Interest Expense

	Three Months Ended			Nine Months Ended
	Sep 30	Jun 30	Sep 30	Sep 30	Sep 30
($ millions)	2009	2009	2008	2009	2008

Interest expense before capitalized interest	$13	$12	$13	$39	$40
Less capitalized interest	(6)	(5)	(4)	(18)	(10)

Interest expense	$7	$7	$9	$21	$30

METHANEX CORPORATION 2009 THIRD QUARTER REPORT MANAGEMENT’S DISCUSSION AND ANALYSIS	PAGE 5

Interest expense before capitalized interest for the third quarter of 2009 was $13 million compared with $12 million for the second quarter of 2009 and $13 million for the third quarter of 2008. We have limited recourse debt for our joint venture project to construct a 1.3 million tonne per year methanol facility in Egypt. Interest costs related to this project are capitalized.
Interest and Other Income

	Three Months Ended			Nine Months Ended
	Sep 30	Jun 30	Sep 30	Sep 30	Sep 30
($ millions)	2009	2009	2008	2009	2008

Interest and other income	$1	$2	$1	$—	$12

Interest and other income for the third quarter of 2009 was income of $1 million compared with $2 million for the second quarter of 2009 and $1 million for the third quarter of 2008. The decrease in interest and other income during the third quarter of 2009 compared with the second quarter of 2009 was primarily due to the impact of changes in foreign exchange rates. Interest and other income for the nine months ended September 30 , 2009 compared with the same period in 2008 was lower by $12 million primarily as a result of lower interest income earned on cash balances in 2009 and a $5 million gain on sale of ammonia production assets during 2008.
Income Taxes
We recorded an income tax recovery for the third quarter of 2009 of $1.4 million compared with a recovery of $3.3 million for the second quarter of 2009. The effective tax rate for the nine months ended September 30, 2009 was 35% compared with 30% for the same period in 2008.
The statutory tax rate in Chile and Trinidad, where we earn a substantial portion of our pre-tax earnings, is 35%. Our Atlas facility in Trinidad has partial relief from corporation income tax until 2014. In Chile the tax rate consists of a first tier tax that is payable when income is earned and a second tier tax that is due when earnings are distributed from Chile. The second tier tax is initially recorded as future income tax expense and is subsequently reclassified to current income tax expense when earnings are distributed.
SUPPLY/DEMAND FUNDAMENTALS
During the fourth quarter of 2008, the global financial crisis and weak economic environment led to a sharp reduction in global demand for most traditional methanol derivatives (which represent approximately 70% of global methanol demand) while demand for methanol into energy related applications remained relatively stable. Methanol blending into gasoline in China has been particularly strong and we believe that future growth in this application is supported by recent regulatory changes in that country. Overall, we estimate global methanol demand declined by about 15% in the fourth quarter of 2008 to approximately 36 million tonnes measured on an annualized basis compared with the third quarter of 2008. In reaction to this decrease in demand, many high cost methanol plants operated at lower rates or were shut down, particularly in China, where we estimate approximately 6 million tonnes of high cost methanol production capacity shut down during the fourth quarter of 2008 and net imports into China increased significantly to replace domestic production that had shut down. In reaction to this decrease in global demand, there was a significant decrease in spot and contract methanol pricing during the fourth quarter of 2008 and this lower pricing environment persisted through most of the first half of 2009.
Methanex Non-Discounted Regional Posted Prices 1

	Oct	Sep	Aug	Jul
(US$ per tonne)	2009	2009	2009	2009
United States	316	279	239	226
Europe [2]	328	224	224	224
Asia	300	280	265	250

[1]	Discounts from our posted prices are offered to customers based on various factors.

[2]	€223 for Q4 2009 (Q3 2009 — €159) converted to United States dollars.

METHANEX CORPORATION 2009 THIRD QUARTER REPORT MANAGEMENT’S DISCUSSION AND ANALYSIS	PAGE 6

During 2009, global methanol demand has partially recovered to the current level of approximately 40 million tonnes measured on an annualized basis. Demand recovery in the first half of 2009 was mainly focused in Asia (particularly in China), while more recently we have also seen some recovery in demand in other regions including Europe and North America. As a result of the improvement in demand and significant industry supply challenges methanol prices have increased recently. There have been a number of planned and unplanned plant outages across the industry and we understand that two new world scale methanol plants that commenced operations in the last twelve months have been operating at reduced rates. Our average non-discounted posted price in October is approximately $315 per tonne compared to a price of $251 per tonne and $211 per tonne in the third quarter of 2009 and second quarter of 2009, respectively.
In response to increased demand and higher methanol prices some high cost production, particularly in China, has recently restarted. The next increments of world scale capacity outside of China are four plants with capacity totaling 4.0 million tonnes under construction and are scheduled to start up operations in 2010, including our own 1.3 million tonne per year plant in Egypt which is expected to commence operations in the first half of 2010.
Methanol demand into traditional derivatives is correlated to industrial production and we believe that methanol demand into traditional derivatives should improve further when the macro economic environment improves. Over the past two years, high energy prices have driven demand for methanol into energy applications such as gasoline blending and DME, primarily in China. Recent regulatory changes have improved the demand outlook for methanol gasoline blending in China and we believe demand potential into these energy derivatives will be stronger in a higher energy price environment.
LIQUIDITY AND CAPITAL RESOURCES
Cash flows from operating activities before changes in working capital in the third quarter of 2009 were $36 million compared with $18 million for the second quarter of 2009 and $103 million for the third quarter of 2008. The change in cash flows for the third quarter of 2009 compared with these periods is primarily a result of the change in earnings levels.
During the third quarter of 2009, we paid a quarterly dividend of US$0.155 per share, or $14 million.
We are constructing a 1.3 million tonne per year methanol facility in Egypt. We expect the methanol facility to begin operations in the first half of 2010. We own 60% of Egyptian Methanex Methanol Company S.A.E. (“EMethanex”) which is the company that is developing the project and we will sell 100% of the methanol produced from the facility. We account for our investment in EMethanex using consolidation accounting. This results in 100% of the assets and liabilities of EMethanex being included in our financial statements. The other investors’ interest in the project is presented as “non-controlling interest”. During the third quarter of 2009, total plant and equipment construction costs related to our project in Egypt were $47 million. EMethanex has limited recourse debt facilities of $530 million. As at September 30, 2009, a total of $458 million of this limited recourse debt has been drawn with $32 million being drawn during the third quarter of 2009. The total estimated future costs to complete the project, excluding financing costs and working capital, are expected to be approximately $108 million. Our 60% share of future equity contributions, excluding financing costs and working capital, is estimated to be approximately $22 million and we expect to fund these expenditures from cash generated from operations and cash on hand.
We have an agreement with ENAP to accelerate natural gas exploration and development in the Dorado Riquelme hydrocarbon exploration block in southern Chile. Under the arrangement, we fund a 50% participation in the block and have contributed $60 million to date. We expect to make further contributions over the next three years to fully realize the potential of the block. These contributions will be based on annual budgets established by ENAP and Methanex in accordance with the Joint Operating Agreement that governs this development.
We also have an agreement with GeoPark under which we have provided $40 million in financing, of which GeoPark has repaid $8 million to date, to support and accelerate GeoPark’s natural gas exploration and development activities in the Fell block in southern Chile. We have recently entered into an agreement to provide a further $18 million in financing to support GeoPark’s natural gas exploration and development activities in southern Chile. This financing is expected to be provided later in 2009 and into 2010.

METHANEX CORPORATION 2009 THIRD QUARTER REPORT MANAGEMENT’S DISCUSSION AND ANALYSIS	PAGE 7

In August 2009, we entered into a $200 million unsecured revolving credit facility to replace the credit facility that was scheduled to expire in mid-2010. The new credit facility is provided by highly rated financial institutions and expires in mid-2012.
We operate in a highly competitive commodity industry and believe it is appropriate to maintain a conservative balance sheet and to retain financial flexibility. Our cash balance at September 30, 2009 was $197 million and we have a strong balance sheet, no near term re-financing requirements, and an undrawn $200 million credit facility provided by highly rated financial institutions that expires in mid-2012. We invest our cash only in highly rated instruments that have maturities of three months or less to ensure preservation of capital and appropriate liquidity. Our planned capital maintenance expenditure program directed towards major maintenance, turnarounds and catalyst changes for existing operations, is currently estimated to total approximately $80 million for the period to the end of 2011.
We believe we are well positioned to meet our financial commitments and continue to invest to grow the Company.
The credit ratings for our unsecured notes at September 30, 2009 were as follows:

Standard & Poor’s Rating Services	BBB- (negative)
Moody’s Investor Services	Ba1 (stable)
Fitch Ratings	BBB- (stable)
Credit ratings are not recommendations to purchase, hold or sell securities and do not comment on market price or suitability for a particular investor. There is no assurance that any rating will remain in effect for any given period of time or that any rating will not be revised or withdrawn entirely by a rating agency in the future.
SHORT-TERM OUTLOOK
As a result of improvement in demand and some planned and unplanned plant outages across the industry, methanol prices have increased recently.
Although the recovery in methanol demand has been strong there continues to be uncertainty caused by the difficult global economic environment. The methanol price will ultimately depend on industry operating rates, global energy prices, the rate of industry restructuring and the strength of global demand. We believe that our financial position and financial flexibility, outstanding global supply network and low cost position will provide a sound basis for Methanex to continue to be the leader in the methanol industry and invest to grow the Company.

METHANEX CORPORATION 2009 THIRD QUARTER REPORT MANAGEMENT’S DISCUSSION AND ANALYSIS	PAGE 8

CONTROLS AND PROCEDURES
For the three months ended September 30, 2009, no changes were made in our internal control over financial reporting that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.
CHANGES IN ACCOUNTING POLICIES
On January 1, 2009, we adopted CICA Handbook Section 3064, Goodwill and Intangible Assets. This new accounting standard, replaces Section 3062, Goodwill and Other Intangible Assets. Section 3064 expands on the standards for recognition, measurement and disclosure of intangible assets. The impact of the retroactive adoption of this standard on our consolidated financial statements at January 1, 2009 is approximately $13 million recorded as a reduction to opening retained earnings and property plant and equipment. The amount relates to certain pre-operating expenditures that have been capitalized to property, plant and equipment at December 31, 2008 that would have been required to be expensed under this new standard. The impact for the three and nine month periods ended September 30, 2009 was an increase to selling, general and administrative expenses of approximately $0.7 million (2008 — $0.9 million) and $3.3 million (2008 — $2.7 million), respectively.
TRANSITION TO INTERNATIONAL FINANCIAL REPORTING STANDARDS (IFRS)
In February 2008, the Canadian Accounting Standards Board confirmed January 1, 2011 as the changeover date for Canadian publicly accountable enterprises to start using International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB). IFRS uses a conceptual framework similar to Canadian GAAP, but there are significant differences in recognition, measurement and disclosures.
As a result of the IFRS transition, changes in accounting policies are likely and may materially impact our consolidated financial statements. The IASB will also continue to issue new accounting standards during the conversion period, and as a result, the final impact of IFRS on our consolidated financial statements will only be measured once all the IFRS applicable at the conversion date are known.
We have established a working team to manage the transition to IFRS. Additionally, we have established an IFRS steering committee to monitor progress and review and approve recommendations from the working team for the transition to IFRS. The working team provides regular updates to the IFRS steering committee and to the Audit, Finance & Risk Committee of the Board.
We have developed a plan to convert our consolidated financial statements to IFRS at the changeover date of January 1, 2011 with comparative financial results for 2010. The IFRS transition plan addresses the impact of IFRS on accounting policies and implementation decisions, infrastructure, business activities, and control activities.
During the latter half of 2008 we commenced the accounting policy selection phase and are addressing, on a priority basis, those areas which we believe may cause the most significant impact to our consolidated financial statements. In conjunction with the accounting policy selection phase, we are identifying the impact of IFRS on infrastructure (including financial reporting expertise and information technology and data systems), business activities (including financial covenants and compensation arrangements), and control activities (including internal control over financial reporting and disclosure controls and procedures). During the third quarter of 2009, we have continued to focus our efforts in researching and documenting significant impact areas and continue to progress the accounting policy selection phase. We have begun to review our selection of IFRS accounting policies with our auditors to ensure consistent interpretation of IFRS guidance in key areas.
We will continue to provide updates on the status of the project and its impact on financial reporting in our quarterly and annual Management’s Discussion and Analysis throughout the convergence period to January 1, 2011.

METHANEX CORPORATION 2009 THIRD QUARTER REPORT MANAGEMENT’S DISCUSSION AND ANALYSIS	PAGE 9

ADDITIONAL INFORMATION — SUPPLEMENTAL NON-GAAP MEASURES
In addition to providing measures prepared in accordance with Canadian generally accepted accounting principles (GAAP), we present certain supplemental non-GAAP measures. These are Adjusted EBITDA, operating income and cash flows from operating activities before changes in non-cash working capital. These measures do not have any standardized meaning prescribed by Canadian GAAP and therefore are unlikely to be comparable to similar measures presented by other companies. We believe these measures are useful in evaluating the operating performance and liquidity of the Company’s ongoing business. These measures should be considered in addition to, and not as a substitute for, net income, cash flows and other measures of financial performance and liquidity reported in accordance with Canadian GAAP.
Adjusted EBITDA
This supplemental non-GAAP measure is provided to assist readers in determining our ability to generate cash from operations. We believe this measure is useful in assessing performance and highlighting trends on an overall basis. We also believe Adjusted EBITDA is frequently used by securities analysts and investors when comparing our results with those of other companies. Adjusted EBITDA differs from the most comparable GAAP measure, cash flows from operating activities, primarily because it does not include changes in non-cash working capital, other cash payments related to operating activities, stock-based compensation expense, other non-cash items, interest expense, interest and other income (expense), and current income taxes.
The following table shows a reconciliation of cash flows from operating activities to Adjusted EBITDA:

	Three Months Ended			Nine Months Ended
	Sep 30	Jun 30	Sep 30	Sep 30	Sep 30
($ thousands)	2009	2009	2008	2009	2008
Cash flows from operating activities	$1,434	$14,037	$127,645	$83,324	$269,544
Add (deduct):
Changes in non-cash working capital	34,825	3,685	(24,183)	(24,526)	1,844
Other cash payments	(16)	4,477	435	5,751	2,556
Stock-based compensation expense	(4,602)	(1,453)	5,870	(7,929)	(3,965)
Other non-cash items	(1,226)	(2,169)	(117)	(5,544)	(4,030)
Interest expense	6,622	6,972	9,444	21,153	29,764
Interest and other income (expense)	(1,256)	(1,903)	(615)	422	(12,449)
Current income taxes	(4,751)	1,135	21,050	(3,711)	60,451

Adjusted EBITDA	$31,030	$24,781	$139,529	$68,940	$343,715

Operating Income and Cash Flows from Operating Activities before Non-Cash Working Capital
Operating income and cash flows from operating activities before changes in non-cash working capital are reconciled to Canadian GAAP measures in our consolidated statements of income and consolidated statements of cash flows, respectively.

METHANEX CORPORATION 2009 THIRD QUARTER REPORT MANAGEMENT’S DISCUSSION AND ANALYSIS	PAGE 10

QUARTERLY FINANCIAL DATA (UNAUDITED)
A summary of selected financial information for the prior eight quarters is as follows:

	Three Months Ended
	Sep 30	Jun 30	Mar 31	Dec 31
($ thousands, except per share amounts)	2009	2009	2009	2008
Revenue	$316,932	$245,501	$254,007	$408,384
Net income (loss)	(831)	(5,743)	(18,406)	(3,949)
Basic net income (loss) per common share	(0.01)	(0.06)	(0.20)	(0.04)
Diluted net income (loss) per common share	(0.01)	(0.06)	(0.20)	(0.04)

	Three Months Ended
	Sep 30	Jun 30	Mar 31	Dec 31
($ thousands, except per share amounts)	2008	2008	2008	2007
Revenue	$569,876	$600,025	$735,934	$731,057
Net income	70,045	38,059	64,598	171,697
Basic net income per common share	0.75	0.40	0.66	1.74
Diluted net income per common share	0.74	0.40	0.66	1.72

METHANEX CORPORATION 2009 THIRD QUARTER REPORT MANAGEMENT’S DISCUSSION AND ANALYSIS	PAGE 11

FORWARD-LOOKING INFORMATION WARNING
This Third Quarter 2009 Management’s Discussion and Analysis (“MD&A”) contains forward-looking statements with respect to us and the chemical industry. Statements that include the words “believes,” “expects,” “may,” “will,” “should,” “seeks,” “intends,” “plans,” “estimates,” “anticipates,” or the negative version of those words or other comparable terminology and similar statements of a future or forward-looking nature identify forward-looking statements.
More particularly and without limitation, any statements regarding the following are forward looking statements:
•	expected demand for methanol and its derivatives,
•	expected new methanol supply and timing for start-up of same,
•	expected shut downs (either temporary or permanent) or re-starts of existing methanol supply (including our own facilities), including, without limitation, timing of planned maintenance outages,
•	expected prices of methanol,
•	anticipated production rates of our plants, including timing of the start-up of a second plant in Chile,
•	expected levels of natural gas supply to our plants,
•	capital committed by third parties towards future natural gas exploration in Chile, anticipated results of natural gas exploration in Chile and timing of same,
•	expected operating costs, including natural gas feedstock costs and logistics costs,
•	expected capital expenditures and future sources of funding for such capital expenditures,
•	expected tax rates,
•	expected cash flows and earnings capability,
•	anticipated completion date of, and cost to complete, our methanol project in Egypt,
•	availability of committed credit facilities and other financing,
•	shareholder distribution strategy and anticipated distributions to shareholders,
•	commercial viability of, or ability to execute, future projects or capacity expansions,
•	financial strength and ability to meet future financial commitments,
•	expected global or regional economic activity (including industrial production levels) and expected timing for recovery from the current economic recession, and
•	expected actions of third parties, including governments, gas suppliers, courts and tribunals.
We believe that we have a reasonable basis for making such forward-looking statements. The forward-looking statements in this document are based on our experience, our perception of trends, current conditions and expected future developments as well as other factors. Certain material factors or assumptions were applied in drawing the conclusions or making the forecasts or projections that are included in these forward-looking statements, including, without limitation, future expectations and assumptions concerning the following:
•	supply of, demand for, and price of, methanol, methanol derivatives, natural gas, oil and oil derivatives,
•	production rates of our facilities,
•	success of natural gas exploration in Chile and New Zealand,
•
receipt of third party consents or approvals, including without limitation, governmental approvals related to natural gas exploration rights, rights to purchase natural gas, and other rights and projects,

•	operating costs including natural gas feedstock and logistics costs, capital costs, tax rates, cash flows, foreign exchange rates and interest rates,
•	completion date and cost of our methanol project in Egypt,
•	availability of committed credit facilities and other financing,
•	global and regional economic activity (including industrial production levels),
•	absence of a material negative impact from major natural disasters or global pandemics,
•	absence of a material negative impact from changes in laws or regulations, and
•	performance of contractual obligations by customers, suppliers and other third parties.

METHANEX CORPORATION 2009 THIRD QUARTER REPORT MANAGEMENT’S DISCUSSION AND ANALYSIS	PAGE 12

However, forward-looking statements, by their nature, involve risks and uncertainties that could cause actual results to differ materially from those contemplated by the forward-looking statements. The risks and uncertainties primarily include those attendant with producing and marketing methanol and successfully carrying out major capital expenditure projects in various jurisdictions, including without limitation:
•	conditions in the methanol and other industries, including fluctuations in supply, demand and price for methanol and its derivatives, including demand for methanol for energy uses,
•	the price of natural gas, oil and oil derivatives,
•
the success of natural gas exploration and development activities in southern Chile and New Zealand and our ability to obtain any additional gas in those regions or other regions on commercially acceptable terms,

•	the timing of start-up and cost to complete our new methanol joint venture project in Egypt,
•	the ability to successfully carry out corporate initiatives and strategies,
•	actions of competitors and suppliers,
•	actions of governments and governmental authorities including implementation of policies or other measures by the Chinese government or other governments that could impact the demand for methanol,
•	changes in laws or regulations,
•	import or export restrictions, anti-dumping measures, increases in duties, taxes and government royalties, and other actions by governments that may adversely affect our operations,
•	world-wide economic conditions, and
•	other risks described in our 2008 Management’s Discussion and Analysis and this Third Quarter 2009 Management’s Discussion and Analysis.
In addition to the foregoing risk factors, the current uncertain economic environment and its impact on global economies has added additional risks and uncertainties including changes in capital markets and corresponding effects on the company’s investments, our ability to access existing or future credit and defaults by customers, suppliers or insurers.
Having in mind these and other factors, investors and other readers are cautioned not to place undue reliance on forward-looking statements. They are not a substitute for the exercise of one’s own due diligence and judgment. The outcomes anticipated in forward-looking statements may not occur and we do not undertake to update forward-looking statements except as required by applicable securities laws.

METHANEX CORPORATION 2009 THIRD QUARTER REPORT MANAGEMENT’S DISCUSSION AND ANALYSIS	PAGE 13

HOW WE ANALYZE OUR BUSINESS
Our operations consist of a single operating segment — the production and sale of methanol. We review our results of operations by analyzing changes in the components of our Adjusted EBITDA (refer to Supplemental Non-GAAP Measures for a reconciliation to the most comparable GAAP measure), depreciation and amortization, interest expense, interest and other income, and income taxes. In addition to the methanol that we produce at our facilities, we also purchase and re-sell methanol produced by others and we sell methanol on a commission basis. We analyze the results of all methanol sales together. The key drivers of changes in our Adjusted EBITDA for methanol sales are average realized price, sales volume and cash costs. The price, cash cost and volume variances included in our Adjusted EBITDA analysis are defined and calculated as follows:

PRICE
The change in Adjusted EBITDA as a result of changes in average realized price is calculated as the difference from period to period in the selling price of methanol multiplied by the current period total methanol sales volume excluding commission sales volume plus the difference from period to period in commission revenue.

COST
The change in our Adjusted EBITDA as a result of changes in cash costs is calculated as the difference from period to period in cash costs per tonne multiplied by the current period total methanol sales volume excluding commission sales volume in the current period plus the change in unabsorbed fixed cash costs, the change in consolidated selling, general and administrative expenses and the change in fixed storage and handling costs.

VOLUME
The change in Adjusted EBITDA as a result of changes in sales volumes is calculated as the difference from period to period in total methanol sales volume excluding commission sales volume multiplied by the margin per tonne for the prior period. The margin per tonne is calculated as the selling price per tonne of methanol less absorbed fixed cash costs per tonne and variable cash costs per tonne.

METHANEX CORPORATION 2009 THIRD QUARTER REPORT MANAGEMENT’S DISCUSSION AND ANALYSIS	PAGE 14

Methanex Corporation
Consolidated Statements of Income (Loss) (unaudited)
(thousands of U.S. dollars, except number of common shares and per share amounts)

	Three Months Ended		Nine Months Ended
	Sep 30	Sep 30	Sep 30	Sep 30
	2009	2008	2009	2008
		(As adjusted		(As adjusted
		- note 2)		- note 2)

Revenue	$316,932	$569,876	$816,440	$1,905,836
Cost of sales and operating expenses	285,902	430,347	747,500	1,562,121
Depreciation and amortization	27,924	31,251	85,597	80,760

Operating income (loss) before undernoted items	3,106	108,278	(16,657)	262,955
Interest expense (note 7)	(6,622)	(9,444)	(21,153)	(29,764)
Interest and other income (expense)	1,256	615	(422)	12,449

Income (loss) before income taxes	(2,260)	99,449	(38,232)	245,640
Income tax (expense) recovery:
Current	4,751	(21,050)	3,711	(60,451)
Future	(3,322)	(8,354)	9,541	(12,487)

	1,429	(29,404)	13,252	(72,938)

Net income (loss)	$(831)	$70,045	$(24,980)	$172,702

Net income (loss) per common share:
Basic	$(0.01)	$0.75	$(0.27)	$1.81
Diluted	$(0.01)	$0.74	$(0.27)	$1.81

Weighted average number of common shares outstanding:
Basic	92,069,764	93,870,876	92,048,250	95,177,219
Diluted	92,069,764	94,328,208	92,048,250	95,665,831

Number of common shares outstanding at period end	92,108,242	93,396,142	92,108,242	93,396,142
See accompanying notes to consolidated financial statements.

METHANEX CORPORATION 2009 THIRD QUARTER REPORT CONSOLIDATED FINANCIAL STATEMENTS	PAGE 15

Methanex Corporation
Consolidated Balance Sheets (unaudited)
(thousands of U.S. dollars)

	Sep 30	Dec 31
	2009	2008
		(As adjusted
		- note 2)
ASSETS
Current assets:
Cash and cash equivalents	$197,436	$328,430
Receivables	242,758	213,419
Inventories	116,617	177,637
Prepaid expenses	22,263	16,840

	579,074	736,326
Property, plant and equipment (note 4)	2,155,632	1,899,059
Other assets	116,931	168,988

	$2,851,637	$2,804,373

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Accounts payable and accrued liabilities	$194,645	$235,369
Current maturities on long-term debt (note 6)	28,333	15,282
Current maturities on other long-term liabilities	8,707	8,048

	231,685	258,699
Long-term debt (note 6)	889,321	772,021
Other long-term liabilities	90,665	97,441
Future income tax liabilities	289,651	299,192
Non-controlling interest	126,728	88,604
Shareholders’ equity:
Capital stock	427,792	427,265
Contributed surplus	26,296	22,669
Retained earnings	794,717	862,507
Accumulated other comprehensive loss	(25,218)	(24,025)

	1,223,587	1,288,416

	$2,851,637	$2,804,373

See accompanying notes to consolidated financial statements.

METHANEX CORPORATION 2009 THIRD QUARTER REPORT CONSOLIDATED FINANCIAL STATEMENTS	PAGE 16

Methanex Corporation
Consolidated Statements of Shareholders’ Equity (unaudited)
(thousands of U.S. dollars, except number of common shares)

					Accumulated
	Number of				Other	Total
	Common	Capital	Contributed	Retained	Comprehensive	Shareholders’
	Shares	Stock	Surplus	Earnings	Loss	Equity
Balance, December 31, 2007, as previously reported	98,310,254	$451,640	$16,021	$876,348	$(8,655)	$1,335,354
Adjustments for retroactive adoption of new accounting policies:
Goodwill and intangibles 3064 (note 2)	—	—	—	(7,790)	—	(7,790)
Non-controlling interest proportionate share (note 2)	—	—	—	1,858	3,462	5,320

Balance, December 31, 2007, as adjusted	98,310,254	451,640	16,021	870,416	(5,193)	1,332,884
Net income and other comprehensive loss, as previously reported	—	—	—	172,298	(31,363)	140,935
Adjustments for retroactive adoption of new accounting policies:
Goodwill and intangibles 3064 (note 2)	—	—	—	(5,818)	—	(5,818)
Non-controlling interest proportionate share (note 2)	—	—	—	2,273	12,531	14,804

Net income and other comprehensive loss, as adjusted				168,753	(18,832)	149,921
Compensation expense recorded for stock options	—	—	8,225	—	—	8,225
Issue of shares on exercise of stock options	224,016	4,075	—	—	—	4,075
Reclassification of grant date fair value on exercise of stock options	—	1,577	(1,577)	—	—	—
Payments for shares repurchased	(6,502,878)	(30,027)	—	(119,829)	—	(149,856)
Dividend payments	—	—	—	(56,833)	—	(56,833)

Balance, December 31, 2008	92,031,392	427,265	22,669	862,507	(24,025)	1,288,416
Net loss	—	—	—	(24,149)	—	(24,149)
Compensation expense recorded for stock options	—	—	3,018	—	—	3,018
Issue of shares on exercise of stock options	9,850	54	—	—	—	54
Reclassification of grant date fair value on exercise of stock options	—	47	(47)	—	—	—
Dividend payments	—	—	—	(28,533)	—	(28,533)
Other comprehensive income	—	—	—	—	3,930	3,930

Balance, June 30, 2009	92,041,242	427,366	25,640	809,825	(20,095)	1,242,736
Net loss	—	—	—	(831)	—	(831)
Compensation expense recorded for stock options	—	—	711	—	—	711
Issue of shares on exercise of stock options	67,000	371	—	—	—	371
Reclassification of grant date fair value on exercise of stock options	—	55	(55)	—	—	—
Dividend payments	—	—	—	(14,277)	—	(14,277)
Other comprehensive loss	—	—	—	—	(5,123)	(5,123)

Balance, September 30, 2009	92,108,242	$427,792	$26,296	$794,717	$(25,218)	$1,223,587

See accompanying notes to consolidated financial statements.
Consolidated Statements of Comprehensive Income (Loss) (unaudited)
(thousands of U.S. dollars)

	Three Months Ended		Nine Months Ended
	Sep 30	Sep 30	Sep 30	Sep 30
	2009	2008	2009	2008
Net income (loss)	$(831)	$70,045	$(24,980)	$172,702
Other comprehensive income (loss), net of tax:
Change in fair value of forward exchange contracts (note 13)	96	(16)	(82)	44
Change in fair value of interest rate swap contracts (note 13)	(5,219)	(5,231)	(1,111)	(5,155)

	(5,123)	(5,247)	(1,193)	(5,111)

Comprehensive income (loss)	$(5,954)	$64,798	$(26,173)	$167,591

See accompanying notes to consolidated financial statements.

METHANEX CORPORATION 2009 THIRD QUARTER REPORT CONSOLIDATED FINANCIAL STATEMENTS	PAGE 17

Methanex Corporation
Consolidated Statements of Cash Flows (unaudited)
(thousands of U.S. dollars)

	Three Months Ended		Nine Months Ended
	Sep 30	Sep 30	Sep 30	Sep 30
	2009	2008	2009	2008
		(As adjusted		(As adjusted
		- note 2)		- note 2)
CASH FLOWS FROM OPERATING ACTIVITIES
Net income (loss)	$(831)	$70,045	$(24,980)	$172,702
Add (deduct) non-cash items:
Depreciation and amortization	27,924	31,251	85,597	80,760
Future income taxes	3,322	8,354	(9,541)	12,487
Stock-based compensation expense (recovery)	4,602	(5,870)	7,929	3,965
Other	1,226	117	5,544	4,030
Other cash payments, including stock-based compensation	16	(435)	(5,751)	(2,556)

Cash flows from operating activities before undernoted	36,259	103,462	58,798	271,388
Changes in non-cash working capital (note 11)	(34,825)	24,183	24,526	(1,844)

	1,434	127,645	83,324	269,544

CASH FLOWS FROM FINANCING ACTIVITIES
Dividend payments	(14,277)	(14,521)	(42,810)	(42,568)
Proceeds from limited recourse debt (note 6)	32,378	48,000	137,378	136,000
Financing costs	(1,732)	—	(1,732)	—
Equity contribution by non-controlling interest	10,575	19,369	41,038	48,866
Repayment of limited recourse debt	(312)	(312)	(7,953)	(7,952)
Payments for shares repurchased	—	(15,314)	—	(132,879)
Proceeds on issue of shares on exercise of stock options	371	82	425	3,982
Repayment of other long-term liabilities	(6,280)	(3,028)	(15,192)	(9,115)

	20,723	34,276	111,154	(3,666)

CASH FLOWS FROM INVESTING ACTIVITIES
Property, plant and equipment	(18,766)	(40,048)	(50,193)	(78,302)
Egypt plant under construction	(47,346)	(97,189)	(224,205)	(274,632)
Oil and gas assets (note 14)	(6,358)	(5,478)	(17,558)	(38,328)
GeoPark financing	—	(8,000)	—	(19,390)
Changes in project debt reserve accounts	—	—	5,044	(1,995)
Other assets	—	(13)	(2,454)	129
Changes in non-cash working capital (note 11)	(29,851)	2,283	(36,106)	16,417

	(102,321)	(148,445)	(325,472)	(396,101)

Increase (decrease) in cash and cash equivalents	(80,164)	13,476	(130,994)	(130,223)
Cash and cash equivalents, beginning of period	277,600	344,525	328,430	488,224

Cash and cash equivalents, end of period	$197,436	$358,001	$197,436	$358,001

SUPPLEMENTARY CASH FLOW INFORMATION
Interest paid	$18,418	$16,665	$43,081	$40,567
Income taxes paid, net of amounts refunded	$1,369	$9,309	$9,088	$72,392
See accompanying notes to consolidated financial statements.

METHANEX CORPORATION 2009 THIRD QUARTER REPORT
CONSOLIDATED FINANCIAL STATEMENTS	PAGE 18

Methanex Corporation
Notes to Consolidated Financial Statements (unaudited)
Except where otherwise noted, tabular dollar amounts are stated in thousands of U.S. dollars.
1.	Basis of presentation:
These interim consolidated financial statements are prepared in accordance with generally accepted accounting principles in Canada on a basis consistent with those followed in the most recent annual consolidated financial statements, except as described in Note 2 below. These accounting principles are different in some respects from those generally accepted in the United States and the significant differences are described and reconciled in Note 15. These interim consolidated financial statements do not include all note disclosures required by Canadian generally accepted accounting principles for annual financial statements, and therefore should be read in conjunction with the annual consolidated financial statements included in the Methanex Corporation 2008 Annual Report. Certain prior period comparatives have been reclassified to conform with the current year presentation.
2.	Changes to Canadian generally accepted accounting principles and reclassifications:
On January 1, 2009, the Company adopted CICA Handbook Section 3064, Goodwill and Intangible Assets. This new accounting standard, replaces Section 3062, Goodwill and Other Intangible Assets. Section 3064 expands on the standards for recognition, measurement and disclosure of intangible assets. The impact of the retroactive adoption of this standard on the Company’s consolidated balance sheet at January 1, 2009 is approximately $13 million recorded as a reduction to opening retained earnings and property plant and equipment. The amount relates to certain pre-operating expenditures that have been capitalized to property, plant and equipment at December 31, 2008 that would have been required to be expensed under this new standard. The impact for the three and nine month periods ended September 30, 2009 was an increase to selling, general and administrative expenses of approximately $0.7 million (2008 — $0.9 million) and $3.3 million (2008 — $2.7 million), respectively.
As a portion of these pre-operating expenditures were incurred in a non-wholly-owned subsidiary, the Company has also adjusted the opening non-controlling interest (NCI) and retained earnings balances at December 31, 2008 for the NCI’s proportionate share of approximately $4 million. In addition, the Company has retrospectively reclassified approximately $16 million from accumulated other comprehensive loss to NCI, representing the NCI’s share of accumulated other comprehensive loss to December 31, 2008.
3.	Inventories:
Inventories are valued at the lower of cost, determined on a first-in first-out basis, and estimated net realizable value. The amount of inventories included in cost of sales and operating expense and depreciation and amortization during the three and nine month periods ended September 30, 2009 was $263 million (2008 — $421 million) and $702 million (2008 — $1,488 million), respectively.
4.	Property, plant and equipment:

		Accumulated	Net Book
	Cost	Depreciation	Value
September 30, 2009
Plant and equipment	$2,578,956	$1,359,038	$1,219,918
Egypt plant under construction	814,790	—	814,790
Oil and gas assets (note 14)	59,724	1,014	58,710
Other	128,320	66,106	62,214

	$3,581,790	$1,426,158	$2,155,632

December 31, 2008
Plant and equipment	$2,544,163	$1,299,296	$1,244,867
Egypt plant under construction	590,585	—	590,585
Other	127,731	64,124	63,607

	$3,262,479	$1,363,420	$1,899,059

METHANEX CORPORATION 2009 THIRD QUARTER REPORT
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS	PAGE 19

5.	Interest in Atlas joint venture:
The Company has a 63.1% joint venture interest in Atlas Methanol Company (Atlas). Atlas owns a 1.7 million tonne per year methanol production facility in Trinidad. Included in the consolidated financial statements are the following amounts representing the Company’s proportionate interest in Atlas:

	Sep 30	Dec 31
Consolidated Balance Sheets	2009	2008
Cash and cash equivalents	$17,033	$35,749
Other current assets	57,366	57,374
Property, plant and equipment	244,682	249,609
Other assets	13,105	18,149
Accounts payable and accrued liabilities	24,826	19,927
Long-term debt, including current maturities (note 6)	100,033	106,592

Future income tax liabilities	15,158	17,942

	Three Months Ended		Nine Months Ended
	Sep 30	Sep 30	Sep 30	Sep 30
Consolidated Statements of Income	2009	2008	2009	2008
Revenue	$57,909	$75,017	$139,009	$233,549
Expenses	(42,239)	(69,958)	(114,274)	(216,693)

Income before income taxes	15,670	5,059	24,735	16,856
Income tax expense	(1,433)	(1,183)	(2,923)	(4,134)

Net income	$14,237	$3,876	$21,812	$12,722

	Three Months Ended		Nine Months Ended
	Sep 30	Sep 30	Sep 30	Sep 30
Consolidated Statements of Cash Flows	2009	2008	2009	2008
Cash inflows from operating activities	$5,949	$8,524	$38,116	$22,612
Cash outflows from financing activities	—	—	(7,016)	(9,010)

Cash outflows from investing activities	(473)	(446)	(3,753)	(1,056)

6.	Long-term debt:

	Sep 30	Dec 31
	2009	2008
Unsecured notes
8.75% due August 15, 2012	$198,512	$198,182
6.00% due August 15, 2015	148,657	148,518

	347,169	346,700
Atlas limited recourse debt facilities	100,033	106,592
Egypt limited recourse debt facilities	457,952	320,574
Other limited recourse debt facilities	12,500	13,437

	917,654	787,303
Less current maturities	(28,333)	(15,282)

	$889,321	$772,021

METHANEX CORPORATION 2009 THIRD QUARTER REPORT
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS	PAGE 20

7.	Interest expense:

	Three Months Ended		Nine Months Ended
	Sep 30	Sep 30	Sep 30	Sep 30
	2009	2008	2009	2008
Interest expense before capitalized interest	$12,595	$13,393	$38,712	$39,695
Less: capitalized interest related to Egypt project	(5,973)	(3,949)	(17,559)	(9,931)

Interest expense	$6,622	$9,444	$21,153	$29,764

The Company has limited recourse debt facilities of $530 million for its joint venture project to construct a 1.3 million tonne per year methanol facility in Egypt. For the three and nine month periods ended September 30, 2009, interest costs related to this project of $6.0 million (2008 — $3.9 million) and $17.6 million (2008 — $9.9 million) were capitalized, respectively.
8.	Net income (loss) per common share:
A reconciliation of the weighted average number of common shares outstanding is as follows:

	Three Months Ended		Nine Months Ended
	Sep 30	Sep 30	Sep 30	Sep 30
	2009	2008	2009	2008
Denominator for basic net income per common share	92,069,764	93,870,876	92,048,250	95,177,219
Effect of dilutive stock options	—	457,332	—	488,612

Denominator for diluted net income per common share	92,069,764	94,328,208	92,048,250	95,665,831

9.	Stock-based compensation:
a)	Stock options:
(i)	Incentive stock options:
Common shares reserved for outstanding incentive stock options at September 30, 2009:

	Options Denominated in CAD		Options Denominated in USD
	Number of Stock	Weighted Average	Number of Stock	Weighted Average
	Options	Exercise Price	Options	Exercise Price
Outstanding at December 31, 2008	76,450	$6.95	3,743,117	$23.27
Granted	—	—	1,361,130	6.33
Exercised	(8,100)	5.85	(1,750)	9.23
Cancelled	(1,000)	5.85	(31,430)	22.77

Outstanding at June 30, 2009	67,350	$7.09	5,071,067	$18.73
Granted	—	—	—	—
Exercised	(12,000)	4.86	(20,000)	8.67
Cancelled	—	—	(40,000)	20.21

Outstanding at September 30, 2009	55,350	$7.58	5,011,067	$18.76

METHANEX CORPORATION 2009 THIRD QUARTER REPORT
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS	PAGE 21

9.	Stock-based compensation (continued):
Information regarding the incentive stock options outstanding at September 30, 2009 is as follows:

	Options Outstanding at			Options Exercisable at
	September 30, 2009			September 30, 2009
	Weighted
	Average
	Remaining	Number of Stock	Weighted	Number of Stock	Weighted
	Contractual Life	Options	Average	Options	Average
Range of Exercise Prices	(Years)	Outstanding	Exercise Price	Exercisable	Exercise Price
Options denominated in CAD
$3.29 to 9.56	1.1	55,350	$7.58	55,350	$7.58

Options denominated in USD
$6.33 to 11.56	6.1	1,511,630	$6.57	165,800	$8.55
$17.85 to 22.52	3.2	1,458,650	20.27	1,458,650	20.27
$23.92 to 28.43	4.9	2,040,787	26.72	1,004,586	26.15

	4.8	5,011,067	$18.76	2,629,036	$21.77

(ii)	Performance stock options:
As at September 30, 2009, there were no shares (December 31, 2008 — 35,000 shares) reserved for performance stock options.
(iii)	Compensation expense related to stock options:
For the three and nine month periods ended September 30, 2009, compensation expense related to stock options included in cost of sales and operating expenses was $0.7 million (2008 — $1.8 million) and $3.7 million (2008 — $6.4 million), respectively. The fair value of the 2009 stock option grant was estimated on the date of grant using the Black-Scholes option pricing model with the following assumptions:

2009
Risk-free interest rate	1.8%
Dividend yield	2%
Expected life	5 years
Volatility	44%
Forfeiture rate	5%

Weighted average fair value of options granted (USD per share)	$2.06

METHANEX CORPORATION 2009 THIRD QUARTER REPORT
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS	PAGE 22

9.	Stock-based compensation (continued):
b)	Deferred, restricted and performance share units:
Deferred, restricted and performance share units outstanding at September 30, 2009 are as follows:

	Number of	Number of	Number of
	Deferred	Restricted	Performance
	Share Units	Share Units	Share Units
Outstanding at December 31, 2008	411,395	12,523	1,057,648
Granted	116,860	15,200	396,470
Granted in-lieu of dividends	16,280	945	35,691
Redeemed	(56,620)	—	(395,420)
Cancelled	—	—	(13,671)

Outstanding at June 30, 2009	487,915	28,668	1,080,718
Granted	4,921	—	—
Granted in-lieu of dividends	4,340	235	8,719
Redeemed	—	—	—
Cancelled	—	—	(12,957)

Outstanding at September 30, 2009	497,176	28,903	1,076,480

Compensation expense for deferred, restricted and performance share units is initially measured at fair value based on the market value of the Company’s common shares and is recognized over the related service period. Changes in fair value are recognized in earnings for the proportion of the service that has been rendered at each reporting date. The fair value of deferred, restricted and performance share units at September 30, 2009 was $22.5 million compared with the recorded liability of $17.8 million. The difference between the fair value and the recorded liability of $4.7 million will be recognized over the weighted average remaining service period of approximately 1.9 years.
For the three and nine month periods ended September 30, 2009, compensation expense related to deferred, restricted and performance share units included in cost of sales and operating expenses was $3.9 million (2008 — recovery of $7.7 million) and $4.2 million (2008 — recovery of $2.5 million), respectively. This included an expense of $2.5 million (2008 — recovery of $10.4 million) and a recovery of $1.5 million (2008 — recovery of $11.2 million), respectively, related to the effect of the change in the Company’s share price.
10.	Retirement plans:
Total net pension expense for the Company’s defined benefit and defined contribution pension plans during the three and nine month periods ended September 30, 2009 was $2.0 million (2008 - $1.7 million) and $7.5 million (2008 — $5.5 million), respectively.

METHANEX CORPORATION 2009 THIRD QUARTER REPORT
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS	PAGE 23

11.	Changes in non-cash working capital:
The change in cash flows related to changes in non-cash working capital for the three and nine month periods ended September 30, 2009 were as follows:

	Three Months Ended		Nine Months Ended
	Sep 30	Sep 30	Sep 30	Sep 30
	2009	2008	2009	2008
Decrease (increase) in non-cash working capital:
Receivables	$(60,200)	$11,228	$(29,339)	$110,526
Inventories	(13,664)	505	61,020	65,881
Prepaid expenses	1,977	2,258	(5,423)	(12,211)
Accounts payable and accrued liabilities	3,057	10,487	(40,724)	(160,461)

	(68,830)	24,478	(14,466)	3,735
Adjustments for items not having a cash effect	4,154	1,988	2,886	10,838

Changes in non-cash working capital having a cash effect	$(64,676)	$26,466	$(11,580)	$14,573

These changes relate to the following activities:
Operating	$(34,825)	$24,183	$24,526	$(1,844)
Investing	(29,851)	2,283	(36,106)	16,417

Changes in non-cash working capital	$(64,676)	$26,466	$(11,580)	$14,573

12.	Capital disclosures:
In August 2009, the Company entered into a $200 million unsecured revolving credit facility expiring in May 2012, to replace its $250 million credit facility that was set to expire in mid-2010. The undrawn credit facility is provided by highly rated financial institutions and is subject to certain financial covenants including an EBITDA to interest coverage ratio and a debt to capitalization ratio.
13.	Financial instruments:
The following table provides the carrying value of each category of financial assets and liabilities and the related balance sheet item:

	Sep 30	Dec 31
	2009	2008
Financial assets:
Held for trading financial assets:
Cash and cash equivalents	$197,436	$328,430
Project debt reserve accounts included in other assets	13,105	18,149

Loans and receivables:
Receivables	235,688	207,419
Dorado Riquelme investment (note 14)	—	42,123
GeoPark financing, including current portion	32,463	36,616

	$478,692	$632,737

Financial liabilities:
Other financial liabilities:
Accounts payable and accrued liabilities	$194,645	$235,369
Long-term debt, including current portion	917,654	787,303
Capital lease obligation included in other long-term liabilities, including current portion	17,170	20,742

Held for trading financial liabilities:
Derivative instruments designated as cash flow hedges	33,862	38,100
Derivative instruments	379	1,771

	$1,163,710	$1,083,285

METHANEX CORPORATION 2009 THIRD QUARTER REPORT
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS	PAGE 24

13.	Financial instruments (continued):

At September 30, 2009, all of the Company’s financial instruments are recorded on the balance sheet at amortized cost with the exception of cash and cash equivalents, derivative financial instruments and reserve accounts included in other assets which are recorded at fair value.

The Egypt limited recourse debt facilities bear interest at LIBOR plus a spread. The Company has entered into interest rate swap contracts to swap the LIBOR-based interest payments for an average aggregated fixed rate of 4.8% plus a spread on approximately 75% of the Egypt limited recourse debt facilities for the period September 28, 2007 to March 31, 2015.

The Company has designated as cash flow hedges these interest rate swap contracts to swap the variable-based interest payments for a fixed rate. These interest rate swaps had outstanding notional amounts of $351 million as at September 30, 2009. Under the interest rate swap contracts the maximum notional amount during the term is $368 million. The notional amount increases over the period of expected draw-downs on the Egypt limited recourse debt and decreases over the expected repayment period. At September 30, 2009, these interest rate swap contracts had a negative fair value of $33.6 million (December 31, 2008 — negative $38.1 million) recorded in other long-term liabilities. The fair value of these interest rate swap contracts will fluctuate until maturity. The Company also designates as cash flow hedges forward exchange contracts to sell euro at a fixed USD exchange rate. At September 30, 2009, the Company had outstanding forward exchange contracts designated as cash flow hedges to sell a notional amount of 4.4 million euro in exchange for US dollars and these euro contracts had a negative fair value of $0.3 million (December 31, 2008 — fair value of nil). Changes in fair value of derivative financial instruments designated as cash flow hedges have been recorded in other comprehensive income.

At September 30, 2009, the Company’s derivative financial instruments that have not been designated as cash flow hedges include a floating-for-fixed interest rate swap contract with a negative fair value of $0.4 million (December 31, 2008 — $0.6 million) recorded in other long-term liabilities. For the three and nine month periods ended September 30, 2009, the total change in fair value of this derivative financial instrument was nil (2008 — nil) and a positive $0.3 million (2008 — positive $0.1 million), respectively.

14.	Dorado Riquelme investment:

On August 24, 2009, the Company received final government approval of the agreement signed on May 5, 2008 with Empresa Nacional del Petroleo (ENAP), the Chilean state-owned oil and gas company. The agreement with ENAP is to accelerate gas exploration and development in the Dorado Riquelme exploration block and supply new Chilean-sourced natural gas to the Company’s production facilities in Chile. Under the arrangement we fund a 50% participation in the block and as at September 30, 2009 we had contributed approximately $59.7 million to date.

Upon receiving final government approval of the agreement, the Company adopted the full cost methodology for accounting for oil and gas exploration and development costs and reclassified the cumulative oil and gas expenditures of $58.7 million from other assets to property, plant and equipment. As of September 30, 2009 we have contributed $59.7 million (December 31, 2008 - $42.1 million) for the Dorado Riquelme investment and this amount has been recorded in property, plant and equipment net of depletion charges of $1.0 million that are recorded in inventory.

METHANEX CORPORATION 2009 THIRD QUARTER REPORT
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS	PAGE 25

15.	United States generally accepted accounting principles:

The Company follows generally accepted accounting principles in Canada (“Canadian GAAP”) which are different in some respects from those applicable in the United States and from practices prescribed by the United States Securities and Exchange Commission (“U.S. GAAP”).

The significant differences between Canadian GAAP and U.S. GAAP with respect to the Company’s consolidated statements of income (loss) for the three and nine month periods ended September 30, 2009 and 2008 are as follows:

	Three Months Ended		Nine Months Ended
	Sep 30	Sep 30	Sep 30	Sep 30
	2009	2008	2009	2008
Net income (loss) in accordance with Canadian GAAP	$(831)	$70,045	$(24,980)	$172,702
Add (deduct) adjustments for:
Depreciation and amortization [a]	(478)	(478)	(1,433)	(1,433)
Stock-based compensation [b]	(70)	175	(93)	147
Uncertainty in income taxes [c]	(1,189)	(2,582)	(1,795)	(3,346)
Income tax effect of above adjustments [d]	167	167	501	501

Net income (loss) in accordance with U.S. GAAP	$(2,401)	$67,327	$(27,800)	$168,571

Per share information in accordance with U.S. GAAP:
Basic net income (loss) per share	$(0.03)	$0.72	$(0.30)	$1.77
Diluted net income (loss) per share	$(0.03)	$0.71	$(0.30)	$1.76

The significant differences between Canadian GAAP and U.S. GAAP with respect to the Company’s consolidated statements of comprehensive income (loss) for the three and nine month periods ended September 30, 2009 and 2008 are as follows:

	Three Months Ended
	September 30, 2009			Sep 30, 2008
	Canadian GAAP	Adjustments	U.S. GAAP	U.S. GAAP
Net income (loss)	$(831)	$(1,570)	$(2,401)	$67,327

Change in fair value of forward exchange contracts, net of tax	96	—	96	(16)
Change in fair value of interest rate swap, net of tax	(5,219)	—	(5,219)	(5,231)
Change related to pension, net of tax [e]	—	399	399	236

Comprehensive income (loss)	$(5,954)	$(1,171)	$(7,125)	$62,316

	Nine Months Ended
	September 30, 2009			Sep 30, 2008
	Canadian GAAP	Adjustments	U.S. GAAP	U.S. GAAP
Net income (loss)	$(24,980)	$(2,820)	$(27,800)	$168,571

Change in fair value of forward exchange contracts, net of tax	(82)	—	(82)	44
Change in fair value of interest rate swap, net of tax	(1,111)	—	(1,111)	(5,155)
Change related to pension, net of tax [e]	—	1,129	1,129	477

Comprehensive income (loss)	$(26,173)	$(1,691)	(27,864)	$163,937

METHANEX CORPORATION 2009 THIRD QUARTER REPORT
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS	PAGE 26

15.	United States generally accepted accounting principles (continued):
a)	Business combination:

Effective January 1, 1993, the Company combined its business with a methanol business located in New Zealand and Chile. Under Canadian GAAP, the business combination was accounted for using the pooling-of-interest method. Under U.S. GAAP, the business combination would have been accounted for as a purchase with the Company identified as the acquirer. In accordance with U.S. GAAP, an increase to depreciation expense by $0.5 million (2008 — $0.5 million) and $1.4 million (2008 — $1.4 million), was recorded for the three and nine month periods ended September 30, 2009, respectively.

b)	Stock-based compensation:

The Company has 19,350 stock options that are accounted for as variable plan options under U.S. GAAP because the exercise price of the stock options is denominated in a currency other than the Company’s functional currency or the currency in which the optionee is normally compensated. For Canadian GAAP purposes, no compensation expense has been recorded as these options were granted in 2001 which is prior to the effective implementation date for fair value accounting under Canadian GAAP.

c)	Accounting for uncertainty in income taxes:

Effective January 1, 2007, the Company adopted Financial Accounting Standards Board (FASB) Interpretation No. 48, Accounting for Uncertainty in Income Taxes — An Interpretation of FASB Statement No. 109 (FIN 48), as codified in FASB ASC topic 740, Income Taxes (ASC 740). ASC 740 prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. In accordance with ASC 740, an income tax expense of $1.2 million (2008 — $2.6 million) and $1.8 million (2008 — $3.3 million) was recorded for the three and nine month periods ended September 30, 2009, respectively.

d)	Income tax accounting:

The income tax differences include the income tax effect of the adjustments related to accounting differences between Canadian and U.S. GAAP. In accordance with U.S. GAAP, an increase to net income of $0.2 million (2008 — $0.2 million) and $0.5 million (2008 — $0.5 million) was recorded for the three and nine month periods ended September 30, 2009, respectively.

e)	Defined benefit pension plans:

Effective January 1, 2006, U.S. GAAP requires the Company to measure the funded status of a defined benefit pension plan at its balance sheet reporting date and recognize the unrecorded overfunded or underfunded status as an asset or liability with the change in that unrecorded funded status recorded to other comprehensive income. Under U.S. GAAP, all deferred pension amounts from Canadian GAAP are reclassified to accumulated other comprehensive income. In accordance with U.S. GAAP, an increase to other comprehensive income of $0.4 million (2008 — $0.2 million) and $1.1 million (2008 — $0.5 million) was recorded for the three and nine month periods ended September 30, 2009, respectively.

f)	Interest in Atlas joint venture:

U.S. GAAP requires interests in joint ventures to be accounted for using the equity method. Canadian GAAP requires proportionate consolidation of interests in joint ventures. The Company has not made an adjustment in this reconciliation for this difference in accounting principles because the impact of applying the equity method of accounting does not result in any change to net income or shareholders’ equity. This departure from U.S. GAAP is acceptable for foreign private issuers under the practices prescribed by the United States Securities and Exchange Commission.

METHANEX CORPORATION 2009 THIRD QUARTER REPORT
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS	PAGE 27

15.	United States generally accepted accounting principles (continued):
g)	Non-controlling interests:

Effective January 1, 2009, the FASB issued FAS No. 160, Non-controlling Interests in Consolidated Financial Statements—an amendment of ARB No. 51, as codified in FASB ASC topic 810, Consolidation (ASC 810). FAS No. 160 requires the ownership interests in subsidiaries held by parties other than the parent be clearly identified, labelled, and presented in the consolidated statement of financial position within equity, but separate from the parent’s equity. Under this standard, the Company would be required to reclassify non-controlling interest on the consolidated balance sheet into shareholders’ equity. The Company has not made an adjustment in this reconciliation for this difference in accounting principles because it results in a balance sheet reclassification and does not impact net income or comprehensive income as disclosed in the reconciliation.

METHANEX CORPORATION 2009 THIRD QUARTER REPORT
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS	PAGE 28

Methanex Corporation
Quarterly History (unaudited)

	YTD
	2009	Q3	Q2	Q1	2008	Q4	Q3	Q2	Q1	2007	Q4	Q3	Q2	Q1

METHANOL SALES VOLUMES (thousands of tonnes)

Company produced	2,884	943	941	1,000	3,363	829	946	910	678	4,569	997	1,073	1,360	1,139
Purchased methanol	1,079	480	329	270	2,074	435	429	541	669	1,453	421	387	269	376
Commission sales [1]	486	194	161	131	617	134	172	168	143	590	195	168	89	138

	4,449	1,617	1,431	1,401	6,054	1,398	1,547	1,619	1,490	6,612	1,613	1,628	1,718	1,653

METHANOL PRODUCTION (thousands of tonnes)

Chile	677	197	252	228	1,088	272	246	261	309	1,841	288	233	569	751
Titan, Trinidad	576	188	165	223	871	225	200	229	217	861	220	191	225	225
Atlas, Trinidad (63.1%)	736	257	275	204	1,134	269	284	288	293	982	278	290	234	180
New Zealand	599	202	203	194	570	200	126	124	120	435	75	122	120	118

	2,588	844	895	849	3,663	966	856	902	939	4,119	861	836	1,148	1,274

AVERAGE REALIZED METHANOL PRICE [2]

($/tonne)	205	222	192	199	424	321	413	412	545	375	514	270	286	444
($/gallon)	0.62	0.67	0.58	0.60	1.28	0.97	1.24	1.24	1.64	1.13	1.55	0.81	0.86	1.34

PER SHARE INFORMATION ($ per share)

Basic net income (loss)	$(0.27)	(0.01)	(0.06)	(0.20)	1.79	(0.04)	0.75	0.40	0.66	3.69	1.74	0.24	0.35	1.38
Diluted net income (loss)	$(0.27)	(0.01)	(0.06)	(0.20)	1.78	(0.04)	0.74	0.40	0.66	3.68	1.72	0.24	0.35	1.37

[1]	Commission sales represent volumes marketed on a commission basis. Commission income is included in revenue when earned.

[2]	Average realized price is calculated as revenue, net of commissions earned, divided by the total sales volumes of produced and purchased methanol.

METHANEX CORPORATION 2009 THIRD QUARTER REPORT
QUARTERLY HISTORY	PAGE 29

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on behalf by the undersigned, thereunto duly authorized.

METHANEX CORPORATION
Date: October 27, 2009	By:	/s/ RANDY MILNER
		Name:	Randy Milner
		Title:	Senior Vice President, General Counsel & Corporate Secretary